HUGHES CROWDFUNDING CPA, PC
1156 Bowman Rd, Suite 200
Mount Pleasant, SC 29464

INDEPENDENT AUDITOR'S REPORT

To the Members of

Meridian Growth Collective LLC:

Opinion

We have audited the accompanying financial statements of Meridian Growth Collective LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the period from July 22, 2025 (date of formation) through December 31, 2025, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Meridian Growth Collective LLC as of December 31, 2025, and the results of its operations and its cash flows for the period from July 22, 2025 through December 31, 2025, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always

detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we exercised professional judgment and maintained professional skepticism throughout the audit. We also: identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error, and designed and performed audit procedures responsive to those risks; obtained an understanding of internal control relevant to the audit in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control; evaluated the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management; and concluded, based on the audit evidence obtained, whether substantial doubt exists related to events or conditions that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

HUGHES CROWDFUNDING CPA, P.C.

Mount Pleasant, South Carolina

October 15, 2026

MERIDIAN GROWTH COLLECTIVE LLC

Financial Statements

July 22, 2025 through December 31, 2025 | U.S. Dollars

INCOME STATEMENT

July 22, 2025 through December 31, 2025 | U.S. Dollars

Revenue	$0.00
Cost of revenue	0.00
Gross profit	$0.00
Operating expenses	0.00
Operating income	$0.00
Other income / (expense)	0.00
Income tax expense	0.00
Net income / (loss)	$0.00

BALANCE SHEET

As of December 31, 2025 | U.S. Dollars

Cash and cash equivalents	$0.00
Other assets	0.00
Total assets	$0.00
Total liabilities	$0.00
Members' contributed capital	0.00
Accumulated earnings / (deficit)	0.00
Total members' equity	$0.00
Total liabilities and members' equity	$0.00

All balances are zero based on the owner's confirmation, including opening balances, capital contributions, liabilities, and retained earnings. Total assets equal total liabilities and members' equity.

STATEMENT OF CASH FLOWS

July 22, 2025 through December 31, 2025 | U.S. Dollars

Indirect method

Net income / (loss)	$0.00
Noncash adjustments and working capital changes	0.00

Net cash from operating activities	$0.00
Net cash from investing activities	$0.00
Net cash from financing activities	$0.00
Net change in cash and cash equivalents	$0.00
Cash and cash equivalents, beginning of period	0.00
Cash and cash equivalents, end of period	$0.00

There were no cash receipts, cash payments, capital contributions, distributions, or noncash investing or financing transactions during the reporting period.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

July 22, 2025 through December 31, 2025 | U.S. Dollars

	Investor Units	Manager Units	Accumulated Earnings/(Deficit)	Total Members' Equity
Balance, July 22, 2025 (date of formation)	$0.00	$0.00	$0.00	$0.00
Capital contributions	0.00	0.00		0.00
Net income / (loss)			0.00	0.00
Distributions	0.00	0.00		0.00
Balance, December 31, 2025	$0.00	$0.00	$0.00	$0.00

No capital contributions, distributions, or other equity transactions occurred during the period from July 22, 2025 (date of formation) through December 31, 2025.

EQUITY AWARD ACTIVITY

July 22, 2025 through December 31, 2025 | Units

Reporting period	Granted	Vested	Forfeited
July 22 – Dec. 31, 2025	0	0	0

TRIAL BALANCE

As of December 31, 2025 | U.S. Dollars

Account	Debit	Credit
Cash and cash equivalents	$0.00	$0.00
Other assets	0.00	0.00

Liabilities	0.00	0.00
Members' capital	0.00	0.00
Accumulated earnings / (deficit)	0.00	0.00
Revenue and other income	0.00	0.00
Expenses	0.00	0.00
Total	**$0.00**	**$0.00**

Summary trial balance prepared from the owner's confirmation of zero balances and zero transactions. Account categories are presented for reporting purposes; no general ledger or chart of accounts was supplied. Total debits equal total credits.

MERIDIAN GROWTH COLLECTIVE LLC

Financial Statements

July 22, 2025 through December 31, 2025 | U.S. Dollars

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Meridian Growth Collective LLC (the "Company") was formed as a New York limited liability company on July 22, 2025. The Company was formed to raise capital from investors to acquire, own, operate, and ultimately dispose of single-family, multifamily, mixed-use and commercial real estate properties. As of December 31, 2025, the Company had not commenced operations and had no activity.

The Company is managed by Meridian Growth Partners, LLC, a New York limited liability company (the "Manager"), whose members are Jason Johansen (90%) and Alissa Johansen (10%).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less when purchased. As of December 31, 2025, the Company had no cash or cash equivalents.

Revenue Recognition

The Company has not commenced operations and has not entered into any contracts with customers as of December 31, 2025. The Company will identify and analyze its performance obligations with respect to customer contracts in accordance with ASC 606 once the first contract is signed.

Advertising Costs

The Company incurred no advertising costs during the reporting period.

Equity-Based Compensation

The Company has no equity grants, vesting schedules, or forfeited interests. No membership interests were issued as compensation during the reporting period.

Income Taxes

The Company is a limited liability company treated as a partnership for federal income tax purposes. As a pass-through entity, the Company itself is not subject to federal income tax; taxable income or loss is

passed through to and reported by the members on their individual tax returns. The Company has not commenced operations and has not generated taxable income. Accordingly, no provision for income taxes has been recorded. The Company had no uncertain tax positions as of December 31, 2025. The Company does not have net operating loss carryforwards. The Company's primary tax jurisdictions are the United States and New York.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had no related party transactions during the reporting period.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has no pending or threatened litigation. The Company is complying with all applicable laws and regulations to the best of management's knowledge. The Company has no long-term commitments or guarantees.

NOTE 5 – DEBT

As of December 31, 2025, the Company has no outstanding debt. The Company has no non-recourse debt.

NOTE 6 – MEMBERSHIP INTERESTS

The Company has two classes of membership interests: Investor Units and Manager Units.

Investor Units

Investor Units are divided into two subclasses:

•***Income Units*** — minimum investment of $250 (25 units at $10.00 per unit); entitled to a non-compounding cumulative preferred return of 9% per annum, calculated quarterly, on unreturned capital contributions. Income Units are non-participating and are entitled only to return of capital and the Income Preferred Return, in priority to Equity Units and Manager Units.

•***Equity Units*** — minimum investment of $250 (25 units at $10.00 per unit); entitled to a cumulative preferred return of 7% per annum on unreturned capital contributions, and share in residual distributable cash at a 70% (Investor) / 30% (Manager) split.

Manager Units

Manager Units are held by Meridian Growth Partners, LLC. As of December 31, 2025, no capital contributions have been made by the Manager.

As of December 31, 2025, no Investor Units have been issued and no capital has been raised from investors. No distributions have been declared or paid.

The Company intends to raise a maximum of $5,000,000 through the sale of Investor Units at $10.00 per unit under Regulation Crowdfunding. No investors have been solicited and no funds have been received as of December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 through October 15, 2026, the date these financial statements were available to be issued. There are no material subsequent events requiring recognition or disclosure in these financial statements.